

DIVISION OF
CORPORATION FINANCE

May 7, 2010

By U.S. Mail and Facsimile to: (513) 534-6450

Daniel T. Poston
Executive Vice President and Chief Financial Officer
Fifth Third Bancorp
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, Ohio 45263

      Re: Fifth Third Bancorp
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 001-33653

Dear Mr. Poston:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 15

1.   You disclose that you received a benefit from the accretion of purchase accounting adjustments related to the 2008 acquisition of First Charter of $136 million in 2009 and $358 million in 2008. Please tell us in detail and revise future

filings to describe the nature of the purchase accounting adjustments recorded, the reason they are resulting in a significant benefit in subsequent years and your expectations related to this trend for future periods.

Credit Risk Management, page 44

2.   Please tell us and revise your future filings to address the following regarding your construction or commercial loans:

   a.   Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered to be impaired due to the existence of guarantees. If so, tell us about the types of extensions made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

   b.   Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

   c.   Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

   d.   Disclose how the guarantor's reputation impacts your ability to seek performance under the guarantee.

   e.   Disclose how many times you have sought performance under the guarantee and discuss the extent of the successes.

   f.   When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Commercial Portfolio, page 44

3.   You disclose that you participate in Shared National Credit (SNC) loans with an outstanding balance of $6.4 billion with a total exposure of $20.0 billion at December 31, 2009. Please revise future filings to:

   a.   Clearly disclose the details about your exposure to SNC loans not outstanding (e.g. do you have loan commitments, do you share in the credit risk on loans on other participants books, etc.) and explain how you determine your total exposure; and

b. Disclose how your total exposure is considered in your allowance for credit loss methodology and how you determine when to charge-off a loan.

Allowance for Credit Losses, page 52

4. We note your statement in your 4th quarter earnings conference call that during the 3rd quarter you had a number of delinquencies where the loan was "past maturity" but is "still current." To the extent these delinquencies are significant or affect any disclosed credit quality trends, please revise future filings to disclose the facts and circumstances regarding this apparently unique situation and to provide an investor with sufficient information to understand the risks associated with these loans. Please disclose the types of loans involved, how you recognize interest income, why you do not report these as nonperforming, and the impact on your credit quality trends.

Capital Management

Supervisory Capital Assessment Program (SCAP) Results, page 58

5. We note your disclosure related to the newly required four percent threshold of Tier 1 common equity under the more adverse scenario of the SCAP and your actions in order to maintain an appropriate capital buffer. Please revise future filings to clearly disclose whether you are above the four percent threshold, the amount above or below the threshold, and your plans to manage this requirement.

Note 1: Summary of Significant Accounting and Reporting Policies, page 68

6. Please revise to disclose your accounting policies related to securities sold under repurchase agreements. If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment. Please revise to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Note 16. Commitments, Contingent Liabilities and Guarantees

Visa Litigation, page 92

7. We note you reversed your net litigation reserve liability related to Visa during 2009. Please tell us in detail and revise future filing to clearly explain your basis for reversing your litigation reserve liability. For example, it appears that since you sold your Class B shares, you believe you are no longer legally liable for any

Daniel T. Poston
Fifth Third Bancorp
May 7, 2010
Page 4

Visa litigation exposure. If so, please clearly state this and explain how the sale releases you from liability.

Note 27. Fair Value Measurements, page 104

8.	You disclose that you had $224 million and $473 million in nonaccrual loans held for sale at December 31, 2009 and 2008, which are carried at lower of cost of market value. Please revise future filings to:

a.	Provide a breakdown of these loans by type (residential, commercial, etc.) at each period end.

b.	Disclose the fair value write-down recorded for nonaccrual loans held for sale at each period end.

c.	Disclose your methodology to value these loans since they appear to have different characteristics than other loans held for sale.

d.	Disclose where these are classified in the fair value hierarchy. If you do not classify these as level 3, please clearly explain the basis for your determination.

Residential Mortgage Loans Held For Sale and Held For Investment, page 105

9.	Please tell us in detail and revise future filings to clarify how the "anticipated portfolio composition" affects your discounted cash flow models used to value certain residential mortgage loans held for sale and how you determine the appropriate portfolio composition. Also, clarify how you determined that assets valued using the discounted cash flow model should be classified as level 2, and consider disclosing the balance of loans valued using this methodology.

Market for Registrant's Common Equity, Related Stockholder Matters…, page 122

10.	You state that certain of the information required by Item 5 of Form 10-K is included in the Corporate Information on the inside back cover of the annual report. It does not appear, however, that you have included the Corporate Information, including the information required by Item 201(a) of Regulation S-K, as part of your filing on Form 10-K. Please tell us how you concluded that the Item 201(a) disclosure is not required to be included in your filing on Form 10-K.

Executive Compensation, page 124

11.	It does not appear that you have included any disclosure in response to Item

402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

12.   We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that the risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Signatures, page 128

13.   General Instruction D(2)(b) to Form 10-K requires the name of each person who signs the report to be typed or printed beneath his signature. Please tell us how you concluded that you have complied with the Form 10-K signature requirements.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief